UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2, 2017

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1.	Results of Extraordinary General Meeting

On August 2, 2017, the Company announced on its website (http://www.forward-pharma.com) the results of the extraordinary general meeting of its shareholders held on August 2, 2017 at the Company’s offices, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark (the “Extraordinary General Meeting”). DKK 3,521,856 of the Company’s share capital and 35,218,560 votes, respectively, were present or represented at the Extraordinary General Meeting. Results of the Extraordinary General Meeting were as follows:

(a)	Adoption of the proposal to make a share split in the ratio 1/10 and decrease the share capital at a premium rate and payment of the proceeds to the shareholders at a rate of EUR 19.45 per share of nominally DKK 0.10 (corresponding to EUR 2.43125 per share of nominally DKK 0.01 being annulled) by 35,218,560 votes in favor, and with 0 votes against and 0 abstentions. The proposal was adopted in the form proposed by the Board of Directors.

Additional information with respect to the Extraordinary General Meeting is available on the Company’s website, including:

1. The notice to convene the Extraordinary General Meeting;

2. Information concerning share capital and voting rights.

The Company has filed as an exhibit to this Form 6-K a press release dated August 2, 2017, announcing the results of the Extraordinary General Meeting and details of the capital reduction plan.

Item 2. Changes in Securities or in the Security for Registered Securities

On August 2, 2017, following the approval of the proposal to decrease the share capital by the shareholders, the Company effected a forward share split, such that every 1 ordinary share of the Company’s common stock (nominal value 0.10 DKK) held by a shareholder immediately prior to the forward share split will be split into ten ordinary shares of the Company’s common stock (nominal value 0.01 DKK) (the “Forward Share Split”).

In connection with the Forward Share Split, the ratio of the Company’s ordinary shares to American Depositary Shares (“ADS”) will be changed from one ordinary share (nominal value 0.10 DKK) to one ADS, to ten ordinary shares (nominal value 0.01 DKK) to one ADS. A separate prospectus supplement will be filed under Rule 424(b) in connection with this change.

The Company’s Amended and Restated Articles of Association dated as of August 2, 2017, attached hereto as Exhibit 3.1, show the change to the share capital of the Company reflecting the Forward Share Split.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2017	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer

EXHIBIT INDEX

3.1       Amended and Restated Articles of Association of Forward Pharma A/S

99.1        Press Release dated August 2, 2017, announcing the results of the Extraordinary General Meeting and details of the capital reduction plan.